UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300

Minnetonka, Minnesota 55343-4414

(952) 487-9500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns

Jonathan L.H. Nygren

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) filed with the Securities and Exchange Commission on May 11, 2011 by Vital Images, Inc. (the “Company”). The Statement relates to the offer by Magenta Corporation (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of Toshiba Medical Systems Corporation  (“TMSC”), a company formed under the laws of Japan and a wholly owned subsidiary of Toshiba Corporation, a company formed under the laws of Japan, to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $18.75 per share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “National Security Regulations” and immediately prior to the subsection entitled “Financial Projections”:

“Litigation

On May 10, 2011, stockholder Judith J. Rivkin served the Company with a complaint brought on behalf of herself and a putative class of public shareholders of the Company (the “Complaint”).  The Company understands that the Complaint has been filed in Hennepin County District Court of the State of Minnesota.  The Complaint purports to allege claims for breach of fiduciary duties against the Company’s directors Michael Carrel, James Hickey, Douglas Pihl, Richard Perkins, Michael Vannier, Sven Wehrwein, Gregory Peet and Oran Muduroglu (the “Individual Defendants”) and aiding and abetting against the Company (collectively, with the Individual Defendants, the “Defendants”), in connection with the proposed transaction with TMSC.  The Complaint seeks declaratory and injunctive relief, including an order enjoining, preliminarily and permanently, the transactions contemplated by the Merger Agreement, and if the transaction is consummated prior to the entry of a final judgment, “rescinding” the transaction or awarding rescissory damages.  The Complaint further seeks fees and costs, including attorneys’ and experts’ fees.  The Complaint is captioned Rivkin v. Michael Carrel et al.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: May 12, 2011